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                              January 19, 2021

       Hardeep Gulati
       Chief Executive Officer
       PowerSchool Holdings, Inc.
       150 Parkshore Dr.
       Folsom, CA 95630

                                                        Re: PowerSchool
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
22, 2020
                                                            CIK No. 0001835681

       Dear Mr. Gulati:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Company Overview, page 1

   1. You state that you serve 90 of the 100 "top districts in the United States." Please clarify your reference to "top
district."
       Market Opportunity, page 4

   2. You reference a Frost and Sullivan report on page 4 and then indicate that based on that report, you estimate
the global total available market for PowerSchool   s current set of
                                                        solutions to be
approximately $25 billion.    Please clarify that you commissioned the
                                                        Frost and Sullivan
report here and clarify the basis for your belief that your global market
 Hardeep Gulati
PowerSchool Holdings, Inc.
January 19, 2021
Page 2
         opportunity is $25 billion. Clarify and provide any material assumptions used to determine this figure.
Our Sponsors, page 10

3.       Please describe the    certain conditions    for the board designation
rights for your Sponsors
         and clarify the circumstances in which the Sponsors will be able to designate all of the nominees to the Board. Further, disclose whether the Sponsors must mutually agree for each director or if each Sponsor may designate a set number of directors.
Ownership and Organizational Structure, page 11

4.       Your pre-IPO organizational chart refers to    Other Investors    and
  Management
         Coinvestors.    Please clarify the percentage of ownership these
persons have pre-IPO and
         clarify whether they will be public Class A common stock investors or cashed out at the close of the IPO.
5. Please consider adding an illustrative table that shows the ownership interest of each category of investor in the Class A, Class B, and LLC Units.
6. Please identify the Blocker Entities. We note that the Blocker Entities will receive Class A common stock and their proportionate share of cash pursuant to the Tax Receivable
         Agreement. Please clarify the purpose of the    additional
consideration    being paid to the
         Sponsors for the Blocker Contribution.
7. Please clarify the ownership of Severin TopCo, LLC ("TopCo LLC") after the IPO and
         Organizational Transactions. Advise us whether the beneficial ownership tables will reflect the pre-IPO and current ownership of the TopCo LLC.
Non-GAAP Financial Measures
Adjusted EBITDA, page 87

8. Please remove the adjustment identified as "Purchase Accounting" from your calculation of Adjusted EBITDA. We refer you to the guidance in Question 100.04 of the Division's
         Compliance & Disclosure Interpretations on the use of non-GAAP financial measures.
Unaudited Consolidated Pro Forma Financial Information, page 90

9. Please revise your pro forma financial statements to separately present adjustments related to the Organizational Transactions and adjustments related to the offering. Please also
FirstName LastNameHardeep Gulati
       include a sub-totaled column showing the historical financial information adjusted for the
Comapany    NamePowerSchool
       Organizational           Holdings,
                       Transactions       Inc. the effects of the offering.
Refer to the
                                    but before
Januaryinstructions to Rule
         19, 2021 Page  2 11-02(b)(6) of Regulation S-X.
FirstName LastName
 Hardeep Gulati
FirstName  LastNameHardeep
PowerSchool  Holdings, Inc. Gulati
Comapany
January 19,NamePowerSchool
            2021            Holdings, Inc.
January
Page 3 19, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 104

10. Please supplementally quantify your 2019 and 2020 revenues from partner royalty fees. If material, please revise here and on page F-16 to more fully describe what these fees represent and how you account for them. Please also revise to explain what is meant by a
         "consistent stream" of opportunities that result in "continued one-time revenue streams."
Liquidity and Capital Resources, page 110

11. Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you will depend on your subsidiaries for cash.
         Please also disclose any restrictions or other factors that could inhibit your subsidiaries ability to pay dividends or make other distributions to the parent company. Please refer to
         Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to disclosing within your liquidity discussion the information required in Rule 4-08 (e) of
         Regulation S-X.
Contractual Obligations and Commitments, page 112

12. Please revise to disclose that the payments you may be required to make under the Tax
         Receivable Agreement may be significant, and are not reflected in the table.
Goodwill and Intangible Assets, page 116

13. Please revise to provide a more comprehensive analysis of the specific qualitative and quantitative factors you considered in evaluating the recoverability of both your goodwill and intangible assets as of December 31, 2019. Please tell us how you considered both your significant accumulated deficit and operating losses during 2019. Please also revise to provide greater context that will help investors understand how you determined the 13.5 year amortization period for your customer relationship intangibles. Our Growth Strategies, page 126

14. You indicate that growth plans include growing internationally and in non-English speaking markets. Please describe the extent your solutions are provided to international and non-English speaking markets. On page F-25, it appears less than 2% of your revenues are derived from customers outside of the United States and Canada. Further, on page 102, you disclose that you solutions are primarily provided to American international schools outside of North America. Accordingly, please expand your disclosure to explain how you would grow outside of the United States and Canada given your limited operations and overseas customer base.
15. Your growth plans include expanding your partnerships to build a larger ecosystem where third-party vendors may provide additional solutions through your Unified Platform.
         Please describe the nature and scope of these partnerships. Clarify the extent that your
 Hardeep Gulati
PowerSchool Holdings, Inc.
January 19, 2021
Page 4
         Unified Platform may be customized through such partners. We note, for example, that you mention difficulties with customization on page 37 due to the closed nature of your code and platform.
Our Technology Offerings, page 128

16. You disclose that your customers are dependent on high quality customer support. Please provide a description of your customer support services and staff and their operations. To the extent that you rely on third party support or consultants, please clarify.
Facilities, page 139

17. Please file any material lease agreements for your facilities, including your corporate headquarters, or advise us why you are not substantially dependent upon them pursuant to
         Item 601(b)(10) of Regulation S-K.
Corporate Governance, page 154

18. You indicate that you may utilize the closed company exemptions for certain corporate governance provisions of your exchange. Please clarify which exemptions you intend to utilize after the close of your IPO. Further, please clarify on your prospectus cover page the voting control over Severin Holdings, LLC ("Holdings LLC") that your sponsors will hold.
Description of Certain Indebtedness, page 170

19. In light of your business strategy of acquiring new businesses to complement your existing software and technology capabilities, please provide more details of any restrictions that your credit agreements have on your ability to acquire, merge or enter into business combination with other entities.
Description of Capital Stock, page 173

20. We note that your Corporation Opportunity provision of your certificate will include your shareholders and sponsors, and their respective affiliates. Please add a risk factor that addresses the potential conflicts that may arise due the Corporation Opportunity provision. Further, please clarify whether Vista or Onex, or their respective affiliates, have substantial investments or portfolio companies that compete in the SIS industry.
21. Please briefly describe the LLC Units of Holdings, LLC and your ability to exchange the
       LLCLastNameHardeep
FirstName   Units and related Class
                               GulatiB common stock into Class A common stock.
Comapany
22.         NamePowerSchool
       Disclose                  Holdings,
                 the circumstances in whichInc.
                                             the holders of Class A common
stock will be entitled
Januaryto19,
          a separate class
             2021 Page   4 vote under the law or your certificate of
incorporation.
FirstName LastName
 Hardeep Gulati
FirstName  LastNameHardeep
PowerSchool  Holdings, Inc. Gulati
Comapany
January 19,NamePowerSchool
            2021            Holdings, Inc.
January
Page 5 19, 2021 Page 5
FirstName LastName
Underwriting, page 189

23.      Please provide a brief description of the    certain exceptions    to
your lock-up agreement.
Audited Consolidated Financial Statements - Severin Holdings, LLC
14. Unit-Based Compensation, page F-32

24. Please revise to describe the nature of the performance conditions associated with your
         Management Incentive Units and Long Term Incentive Plan Units that were not considered probable as of December 31, 2019. For example, it is unclear if the performance conditions are related to this offering. To the extent that you anticipate a significant increase in stock-based compensation expense in connection with this offering, please revise to disclose the potential impact to your results from operations in MD&A. If these units vest upon the completion of this offering, please also tell us how you considered the need to give effect to the vesting of these units in your pro forma financial statements.
Recent Sales of Unregistered Securities, page II-2

25. We note that you provided disclosure of your recent sales of unregistered securities for
         PowerSchool Holdings, Inc., which is currently a shell corporation. Please provide disclosure of the sales of unregistered securities for TopCo, LLC and Holdings, LLC from
         January 1, 2018.
General

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Robert M. Hayward, P.C.